

# 2Q23

RESULTS

# Summary

**São Paulo, August 14th, 2023** – BRF S.A. (B3: BRFS3; NYSE:BRF) – "BRF" or "Company" releases its results for the 2nd quarter of 2023. The comments included here refer to results in Reais, in accordance with Brazilian corporate law and practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS), which comparisons are based on the same periods of 2022 and/or priors years, as indicated.

# Quarterly Financial Indicators

**Net Revenue**
R$ **12,205**
R$ million
12,939 million in 2Q22

**Gross Profit**
R$ **1,486**
R$ million
1,983 million in 2Q22

**Gross Margin**
**12.2%**
15.3% in 2Q22

**Net Result Continued Op.**
R$ **(1,337)**
R$ million
(451) million in 2Q22

**Adjusted EBITDA**
R$ **1,006**
R$ million
1,496 million in 2Q22

**Adjusted EBITDA Margin**
**8.2%**
11.6% in 2Q22

**Operational Cash Flow**
R$ **1,166**
R$ million
961 in 2Q22

**Net leverage**
**3.75 x**
2.98 x in 2Q22

**Debt Average Term**
**7.2**
years
9.0 years in 2Q22

**Market Cap**
R$ **16,74**
US$ **3,45**
billion
Base: 08/11/2023

**Stock Prices**
BRFS3 R$ **9.95**
BRFS US$ **2.05**
Base: 08/11/2023

**Issued Shares**
**1,682,473,246**
**3,817,179**
ON Shares/Treasury Shares
Base: 08/11/2023

Conference Call
08/15/2023 - Tuesday
10:00 AM BRT | 9:00 AM US ET

Access on:
Click here

IR Contacts:
Fábio Mariano
CFO and IRO

+55 11 2322 5377 | acoes@brf.com

See more at www.ri.brf-global.com

## Message from Management

Dear Sir(s)/Madam(s),

In the second quarter of 2023, we reported **consolidated net revenue** of R$ **12,205 millio**n, an adjusted **EBITDA** of **R$ 1,006 million** reaching a margin of **8.2%, 3.6 percentage points** higher than the previous quarter. The improvement in operational indicators, the good performance of the processed category in Brazil and the gradual increase in dollar prices contributed to the **recovery of margins.**

We remain focused on the execution of our **efficiency plan, BRF+,** which will complete one year of implementation in September and has made **consistent progress** on all work fronts with the capture of **R$ 540 million** this quarter, totaling R$ 1.2 billion since its implementation. Our gains are materializing faster than we expected, **exceeding the target set for the first semester of BRF+.** In many of the indicators, we exceeded the targets set. The feed conversion ratio, for example, is already among **the best in BRF's history.**

We reduced **animal mortality indices** by 1.8 percentage points compared to 2Q22 and also advanced in **industry productivity** as a **in natura meat yield,** which grew 2.5 percentage points compared to the same period in 2022. We also decreased **our operating losses** by 36.8% and advanced 8 percentage points in **logistics service** level in the same comparison periods.

In Brazil, we continue to improve our **commercial execution.** We added **4,500 active clients in the quarter.** In addition, we expanded the presence of our promoters in the main retail stores, which contributed to the **expansion of the shelf space** and to **greater adherence to suggested prices.** We also improved our EBITDA margin by 1.6 percentage points, driven by the growing profitability trajectory of the processed products portfolio.

In the International market, we partially recovered our margins and maintained the **leadership in chicken exports** in the **Halal** market to the **GCC countries,** with a 50% market share. In this region, we recorded a 26% share of value-added products in our sales volume. In the period, we obtained **15 qualifications** for exports to Asia (China, Japan and Singapore), South Africa and Argentina.

> **Efficiency Plan**
>
> We remain focused on the execution of our **efficiency plan,** which, next month, completes one year and has **consistently advanced** on all fronts with the capture of **R$ 540 million** this quarter, totaling **R$ 1.2 billion** since its implementation.
>
> **Miguel Gularte**
> CEO

**Our brands** are consumer **favorites.** Sadia remains the **most valuable brand** in the food sector, Perdigão is the **most chosen and sold** and Qualy and Deline, the **most sold spreads** in the country. **BRF** was recognized again by the Valor Inovação ranking among the five **most innovative companies** in the food sector.

We continue to make progress on our **sustainability agenda,** which was recognized in the **Merco ESG Responsibility ranking,** where we are among the Top 5 food companies and the 1st in the protein segment. According to our Net Zero strategy, Sadia's portfolio now has three new **zero-carbon products.** As of 2023, we have committed to adopting the **cage-free** model for housing swine stock in all new projects, reinforcing our commitment to **animal welfare.**

Our **people** also remain a priority. Over the course of this year, more than **a thousand leaders,** who are essential to building results, have already undergone **development** programs. Our **safety indicators** are at historic highs. We reduced the severity rate by 71.3% and the frequency rate by 6.4% in the first half of the year compared to the same period in 2022, with a focus on promoting an increasingly **safe internal environment** and **engaging** our employees with the Company's objectives.

Finally, we have to highlight the offer of shares, concluded in July, that contributed to the injection of **R$ 5.4 billion in liquidity,** reinforcing the capital structure and enhancing the reduction of the Company's financial expenses. This was **the largest follow-on held in Latin America** this year.

Focused on the Culture of performance focused on **simplicity, agility and efficiency,** we thank the commitment of our more than 100 thousand employees and the trust of our chairman Marcos Molina and the Board of Directors, shareholders, integrated producers, customers, suppliers and communities where BRF is present.

**Miguel Gularte**
*CEO*

# Operational and financial performance

| Highlights (Million R$) | 2Q23 | 2Q22 | Chg. % y/y | 1Q23 | Chg. % q/q |
|---|---|---|---|---|---|
| Volume (Thousand Tons) | 1,180 | 1,157 | 1.9% | 1,176 | 0.3% |
| Net Revenues | 12,205 | 12,939 | (5.7%) | 13,178 | (7.4%) |
| Average Price (R$/kg) | 10.34 | 11.18 | (7.5%) | 11.20 | (7.7%) |
| COGS | (10,719) | (10,956) | (2.2%) | (11,505) | (6.8%) |
| COGS/Kg | (9.09) | (9.47) | (4.0%) | (9.78) | (7.1%) |
| Gross Profit | 1,486 | 1,983 | (25.1%) | 1,673 | (11.2%) |
| Gross Margin (%) | 12.2% | 15.3% | (3.2) p.p. | 12.7% | (0.5) p.p. |
| Net (Loss) Income - Continued Operations | (1,337) | (451) | 196.4% | (1,024) | 30.6% |
| Net Margin (%) | (11.0%) | (3.5%) | (7.5) p.p. | (7.8%) | (3.2) p.p. |
| Net (Loss) Income Total Consolidated | (1,337) | (468) | 186.0% | (1,024) | 30.6% |
| Net Margin - Total Consolidated (%) | (11.0%) | (3.6%) | (7.3) p.p. | (7.8%) | (3.2) p.p. |
| Adjusted EBITDA | 1,006 | 1,496 | (32.7%) | 607 | 65.8% |
| EBITDA Adjusted Margin (%) | 8.2% | 11.6% | (3.3) p.p. | 4.6% | 3.6 p.p. |
| EBITDA | 419 | 897 | (53.3%) | 604 | (30.6%) |
| EBITDA Margin (%) | 3.4% | 6.9% | (3.5) p.p. | 4.6% | (1.2) p.p. |
| **Cash Generation (Consumption)** | **(695)** | **(12)** | **5645.2%** | **(1,002)** | (30.7%) |
| Net Debt | 15,268 | 14,266 | 7.0% | 15,295 | (0.2%) |
| **Leverage (Net Debt/Adj.EBITDA LTM)** | **3.75x** | **2.98x** | **25.5%** | **3.35x** | **11.8%** |

The consolidated results of 2Q23 were impacted by two events, with no impact on the free cash flow statement, which deserve to be highlighted as follows:

**i) Debt designated as hedge accounting:** negative impact of R$ 549 million on Net Revenue of international markets. This effect comes from the accounting designation in 2013 of the Senior Unsecured Note maturing in May 2023 as an instrument of exchange protection of future export revenue (*hedge accounting*). This designation was discontinued in December 2021, due to the change in the Financial Risk Management Policy. With the maturity of the debt, the result of the exchange rate variation of the Senior Unsecured Note between the date of designation until its discontinuation was reclassified from Net Equity (Other Comprehensive Result) to Net Revenue, according to note 23.2.1 ii to the Interim Financial Information.

**ii) Turkey's Hyperinflation:** impact of monetary correction of the financial statement of its subsidiary in Turkey, whose economy has come to be considered hyperinflationary. In addition to monetary correction, as per the applicable accounting rule, it is necessary to convert each line of the statement of retained earnings in Turkish lira to Brazilian real at the rate at the end of the reporting period.

| Highlights (Million R$) | Consolidated Results | Debt Designated as Hedge Accounting | Turkey Hyperinflation | Consolidated Managerial Results |
|---|---|---|---|---|
| Volume (Thousand Tons) | 1,180 | - | - | 1,180 |
| Net Revenues | 12,205 | 549 | 408 | 13,161 |
| Average Price (R$/kg) | 10.34 | - | - | 11.16 |
| COGS | (10,719) | - | (350) | (11,070) |
| COGS/Kg | (9.09) | - | - | (9.38) |
| Gross Profit | 1,486 | 549 | 57 | 2,092 |
| Gross Margin (%) | 12.2% | - | - | 15.9% |
| EBITDA | 419 | 549 | 37 | 1,005 |
| EBITDA Margin (%) | 3.4% | - | - | 7.6% |
| Adjusted EBITDA | 1,006 | - | - | 1,006 |
| EBITDA Adjusted Margin (%) | 8.2% | - | - | 7.6% |
| Net (Loss) Income Total Consolidated | (1,337) | 362 | (24) | (1,000) |
| Net Margin - Total Consolidated (%) | (11.0%) | - | - | (7.6%) |

Next, we will present the results by segment, in the managerial view, that is, eliminating the accounting effects of debt designated as hedge accounting and hyperinflation in Turkey.



# BRAZIL SEGMENT

| Brazil Segment (Million R$) | 2Q23 | 2Q22 | Chg. % y/y | 1Q23 | Chg. % q/q |
|---|---|---|---|---|---|
| Net Operating Revenues | 6,495 | 6,536 | (0.6%) | 6,418 | 1.2% |
| Average price (R$/kg) | 12.09 | 11.95 | 1.2% | 12.25 | (1.3%) |
| COGS | (5,222) | (5,499) | (5.0%) | (5,272) | (0.9%) |
| COGS/kg | (9.72) | (10.05) | (3.3%) | (10.06) | (3.4%) |
| Gross Profit | 1,273 | 1,037 | 22.7% | 1,146 | 11.0% |
| Gross Margin (%) | 19.6% | 15.9% | 3.7 p.p. | 17.9% | 1.7 p.p. |
| Adjusted EBITDA | 627 | 427 | 46.8% | 513 | 22.1% |
| Adjusted EBITDA Margin (%) | 9.6% | 6.5% | 3.1 p.p. | 8.0% | 1.6 p.p. |

In this quarter, we increased our sales volume in the domestic market, which translated into a 1.2% q/q expansion in net revenue. We achieved an EBITDA margin of 9.6%, 1.6 p.p. above the previous quarter. Our portfolio of processed products continues to evolve in volume and profitability, gradually approaching its historical margins each quarter. Another positive highlight is the 3.4% q/q drop in our cost per kilo, which, among other factors, reflects the impacts of our efficiency program, BRF+, which continues to deliver excellent results such as improved industrial yield and agricultural indicators of hatching, mortality, and feed conversion. We also evidenced significant advances in the capillarity of our commercial service, with the growth of 4,500 active clients in 2Q23 compared to the previous quarter. We also made progress in the productivity of our sales force through the greater presence of our promoters in the main retail stores, which resulted in the expansion of shelf space and greater adherence to suggested prices.

The average selling price fell by 1.3% q/q, explained by the price in natura protein in Brazil, which is still below the historical average, reflecting the over-supply of global chicken and the liquidation of the inventories in the sector, mitigating the effects of the price adjustments we applied in some categories of processed products.

During this quarter, the consumption scenario in Brazil continued to show signs of recovery with the consumer confidence index reaching 92.3[1] points in June, surpassing the 90-point barrier for the first time since the beginning of the pandemic of the COVID-19. Brazil also presented an unemployment rate of 8.0%[2] in the rolling quarter ended June with the best rate for the period since 2014. These factors, combined with the reduction in the inflation rate[3], enabled an improvement in the average revenue of the Brazilian consumer compared to last year[4], which stimulates the consumption of our processed products portfolio.

## Highlights Brands

The second quarter was a period of strong presence of Sadia in the media, starting with actions aimed at young people. The HOT BOWLS Sadia campaign – the brand's major innovation of the year – reached more than 127 million people and, together with commercial efforts, made the product reach 8 p.p. of market share value in ready meals. The NBA campaign entered with national strength in the period of the final games, reinforcing attributes of superiority of value-added products such as Nuggets and Pizzas. Sadia also brought connection with consumers in a Mother's Day campaign, watched by more than 36 million people. To close the quarter, we celebrated with the partner McDonald's, the 40th anniversary of Chicken McNuggets, a product supplied exclusively by the Sadia brand. The brands came together in actions that took place over the last month to celebrate with who matters most: our consumer!

In June, new Sadia packages began to arrive on the shelf, attracting consumer attention. They are more modern, didactic, and unique in relation to the competitors. With variant bands that help in choosing flavors on the shelf. The new packaging also offers digital connection via QR Code.

For Perdigão, we started the quarter with a campaign on Barbecue Day and the following month, we attended the "Churrasqueadas Festival" in Indaiatuba - SP, focused on the public specialized in barbecue. We closed the quarter with a documentary film that reached more than 20 million views, opening the doors of our Ponta Grossa industrial facility to show how lasagnas, pizzas and Perdigão pasta are produced.

1Source: Consumer Confidence Index (ICC): FGV IBRE

2Source: Unemployment rate: IBGE

3Source: Accumulated variation 12 months. Source: Brazilian Institute of Geography and Statistics – IPCA 3.2% in June 2023 versus 11.9% in June 2022

4Source: Usual real average income, IBGE, which reached R$ 2,921 in June 2023 x R$ 2,750 in June 2022

In spreads, we kept investing in the category with the "Cafés da Manhã Inesperados" campaign, reinforcing that Qualy is Brazil's favorite margarine and it is present in 7 out of 10 Brazilian houses, through contextualized actions on TV and digital. In May and June, Deline, the leader brand in the Northeast and the 2nd best-selling brand in Brazil, ran the "São João Deline" campaign.

During APAS (Paulista Association of Supermarkets) we promoted the relaunch of our portfolio of the Sadia Veg&Tal line of plant-based products. The strategic move, which aims to offer the largest and most complete portfolio in the market to consumers seeking flavor, practicality, and indulgence, involves an unprecedented partnership with PlantPlus Foods, a plant-based foodtech created by Marfrig and the American ADM.

We closed the quarter achieving important recognition for our brands, Sadia won the position of 7th most chosen brand in Latin America in 2022; and in the overall ranking of Brazil, Qualy leads among spreads. In the food ranking, Perdigão is the most chosen food brand in Brazil (Kantar Brand Footprint LATAM 2023 ranking). In addition to this great achievement, Sadia also reaches the position of 10th most valuable brand in Brazil, the first food brand in the Brand Finance Brazil 2023 ranking, strengthening the power of our brands.



# INTERNATIONAL SEGMENT

| International Segment (Million R$) | 2Q23 | 2Q22 | Chg. % y/y | 1Q23 | Chg. % q/q |
|---|---|---|---|---|---|
| Net Operating Revenues | 6,058 | 6,116 | (0.9%) | 6,143 | (1.4%) |
| Average price (R$/kg) | 11.51 | 12.80 | (10.1%) | 11.48 | 0.3% |
| COGS | (5,391) | (4,802) | 12.3% | (5,782) | (6.8%) |
| COGS/kg | (10.24) | (10.05) | 1.9% | (10.80) | (5.2%) |
| Gross Profit | 667 | 1,314 | (49.2%) | 361 | 84.9% |
| Gross Margin (%) | 11.0% | 21.5% | (10.5) p.p. | 5.9% | 5.1 p.p. |
| Adjusted EBITDA | 241 | 963 | (75.0%) | (106) | n.m. |
| Adjusted EBITDA Margin (%) | 4.0% | 15.7% | (11.8) p.p. | (1.7%) | 5.7 p.p. |

In the second quarter of 2023, we could see an improvement in dollar prices in most of the international markets in which we operate, showing a recovery compared to the last quarter. According to the Secretary of Foreign Trade (SECEX), the price in dollars of chicken meat increased by 1.0%[5] q/q while pork protein recovered 3.6%[6] q/q. However, despite this recovery in 2Q23, our net revenue decreased 1.4% q/q, mainly due to: i) the depreciation of the dollar against the real, where we observed the average Ptax of 1Q23 at R$ 5.20 versus R$ 4.95 in 2Q23[7], a decrease of 4.8%, and ii) the reduction in volumes in the Halal segment due to the seasonal effect of Ramadan that positively impacted the 1st quarter of 2023. In the annual comparison, volumes grew significantly, however, the drop in protein prices influenced by changes in supply, especially chicken, in the period justified the decrease in net revenue by 0.9%.

In the Halal market, we observed an increase in the dollar price of the griller, the main product we sell in the region in which we have a 60% share of Brazil's export to the Middle East. Despite this improvement, during 2Q23, prices remained very pressured by the still-existing imbalance between supply and demand of chicken in this geography In Turkey, our strategy of scaling back production and prioritizing the value-added portfolio has translated into higher prices and margin recovery.

The Asian market showed the greatest price recovery. According to SECEX, chicken meat increased by 2.4%[8] q/q for Japan, 3.5%[9] q/q for South Korea and remained stable in China, with a marginal increase of 0.1%[10] q/q. Just remembering that during the first quarter of 2023 China was the best market in Asia in terms of price and volumes. We emphasize that the recently won export authorizations to China of the Lajeado Minuano (chicken), Marau (chicken) and Lucas do Rio Verde (chicken and pork) facilities provide us with relevant protein production and marketing capacity, in addition to promoting flexibility and greater agility to capture the best market opportunities.

In Direct Exports, we achieved a gradual recovery compared to 1Q23, due to the reversal of the protein price trend in international markets. However, we were impacted by the effect of the product mix and the depreciation of the dollar against the real. We continue to prospect market opportunities to expand business alternatives and maximize export incomes. In 2Q23, we gained 15 export authorizations to Asia (China, Japan and Singapore), South Africa and Argentina.

We continued to increase BRF's share of Brazilian exports, highlighting the 3.2[11] p.p. increase in chicken meat exports to the countries of the Americas and 5.4[12] p.p. in pork exports to China.

## Highlights Brands

The second quarter was marked by a successful Ramadan campaign that effectively communicated the convenience and versatility of the Sadia Easy & Juicy line. The campaign achieved high performance, ensuring a strong Sadia presence during Ramadan, employing a diverse media mix, and reaching an audience of 32 million people in GCC countries. The creative campaign effectively conveyed the functional benefits of the product and established an emotional connection, resulting in high audience and consumer engagement. Consequently, the Easy & Juicy line delivered substantial growth in terms of volume and net sales value during Ramadan, aligning with our value-added strategy in the region. In this

5Source: Secretary of Foreign Trade – SECEX – Change in the price in dollars of Brazilian chicken exports 2Q23 vs 1Q23

6Source: Secretary of Foreign Trade – SECEX – Change in the price in dollars of Brazilian pork exports 2Q23 vs 1Q23

7 Source: Central Bank of Brazil

8Source: Secretary of Foreign Trade – SECEX – Change in the price in dollars of Brazilian exports of chicken meat to Japan 2Q23 vs 1Q23

9Source: Secretary of Foreign Trade – SECEX – Change in the price in dollars of Brazilian exports of chicken meat to South Korea 2Q23 vs 1Q23

10Source: Secretary of Foreign Trade – SECEX – Change in the price in dollars of Brazilian exports of chicken meat to China 2Q23 vs 1Q23

11Source: Secretary of Foreign Trade – SECEX and internal data BRF - June/23 vs 1Q23

12Source: Secretary of Foreign Trade – SECEX and BRF internal data – June/23 vs 1Q23

quarter, we achieved an 18% share of value-added products in our sales volume in the GCC and market share remained stable at 36,7%[13].

We launched 2 new SKUS in line with the strategy of increasing added value in the portfolio, complementing the Easy & Juicy line with traditional local flavors widely consumed in the region – Tikka and Tawook.

BRF remains the leader in all subcategories in the Turkish market in the accumulated 2023 in market share value. Banvit reached 19.1% Fresh Chicken and 24.6% in Ready-made Meal.

13 Source: Nielsen



# OTHER SEGMENTS

## Other Segments

| Other Segments (Million R$) | 2Q23 | 2Q22 | Chg. % y/y | 1Q23 | Chg. % q/q |
|---|---|---|---|---|---|
| Net Operating Revenues | 609 | 678 | (10.2%) | 630 | (3.4%) |
| Average price (R$/kg) | 5.24 | 5.12 | 2.3% | 5.39 | (2.8%) |
| COGS | (457) | (503) | (9.2%) | (455) | 0.5% |
| COGS/kg | (3.93) | (3.80) | 3.5% | (3.89) | 1.1% |
| Gross Profit | 152 | 175 | (13.1%) | 175 | (13.4%) |
| Gross Margin (%) | 25.0% | 25.8% | (0.8) p.p. | 27.8% | (2.9) p.p. |
| Adjusted EBITDA | 101 | 130 | (22.5%) | 118 | (14.6%) |
| Adjusted EBITDA Margin (%) | 16.6% | 19.2% | (2.6) p.p. | 18.8% | (2.2) p.p. |

The result of Other Segments presented a decrease of 3.4% q/q in net revenue, and of 2.2 p.p. q/q in the adjusted EBITDA margin, being the main reasons for the lower profitability, the volumes and prices of Ingredients. The evolution of the performance indicator of the BRF+ efficiency program automatically reduces the offer of products available for the Ingredients segment, which positively impacts the Company's core portfolio, maximizing total incomes. The price reduction continues to be influenced by the current protein scenario and product mix variations. However, in Ingredients we continue to expand the diversification of export destinations for animal flours and fats, strengthening our presence in Southeast Asia, in addition to expanding the production capacity of hydrolysed protein, a product with high added value, in our Concordia facility.

In Pet Food, we increased sales volume by 5.3% and the average price by 0.6% with an important contribution from the expansion of direct sales with the new *Go to Market* model that has already allowed, in the states of São Paulo and Rio de Janeiro, a growth of more than 50% in the volumes of the Super Premium segment with the strengthening of the service level. In the second quarter of 2023, we also implemented the direct distribution model in the South region.

## Highlights Brands

**Pet:** In 2Q23, we started a national advertising campaign for the GranPlus brand, premiering an advertising film on open TV as well as YouTube and social networks, with more than 72 million views in the first month of broadcasting. The brand is the only one in the segment specialized in national TV communication and we also signed a partnership with MasterChef chef and judge Rodrigo Oliveira, owner of the acclaimed Mocotó Restaurant and brand ambassador on digital channels, reinforcing the nutritional quality and flavor attributes of the brand. The Super Premium Naturals brands, Biofresh and Guabi Natural, on the other hand, remain leaders in the most profitable segment of the market and sponsored the main events of veterinary medicine in the country, Anclivepa and Cat Congress, in addition to winning for BRF Pet the second position[14] in the ranking of best value perceived by veterinary professionals.

## Corporate

| Corporate (Million R$) | 2Q23 | 2Q22 | Chg. % y/y | 1Q23 | Chg. % q/q |
|---|---|---|---|---|---|
| Gross Profit | (0) | 0 | n.m | 0 | n.m |
| Adjusted EBITDA | 38 | (24) | n.m. | 82 | (54.0%) |

In this quarter, the result of the Corporate segment is mainly explained by the capital gain accounted for the sale of non-core assets and other net effects. Further details are available in note 24 of the Interim Financial Information.

14Source: CVA Veterinary Survey 2023



# CONSOLIDATED PERFORMANCE

## 1- Net Operating Revenue

| NOR (Million R$) | 2Q23 | 2Q22 | Chg. % y/y | 1Q23 | Chg. % q/q |
|---|---|---|---|---|---|
| Volume (Thousand Tons) | 1,180 | 1,157 | 1.9% | 1,176 | 0.3% |
| Net Operational Revenues | 12,205 | 12,939 | (5.7%) | 13,178 | (7.4%) |
| Average Price (NOR) | 10.34 | 11.18 | (7.5%) | 11.20 | (7.7%) |


5.0%
41.8%
2Q23
53.2%
5.2%
44.2%
2Q22
50.6%
Brazil
International
Other Segments

In this quarter, there was a 7.4% decrease in net revenue compared to the previous quarter, mainly explained by the exchange rate effect of the devaluation of the dollar against the real, affecting our incomes in international markets, the impacts of Turkey's hyperinflation by R$ 408 million and the accounting for the exchange rate variation of the debt designated as hedge accounting by R$ 549 million.

Eliminating the effects of Turkey's hyperinflation and debt designated as hedge accounting, consolidated managerial net revenue reached R$ 13,161 million in 2Q23[15].

### Operating Income Protection Strategy – hedge accounting

The effects of financial instruments for foreign exchange protection of the result totaled + R$ 100.7 million in 2Q23, according to Explanatory Note 23.2 of the Interim Financial Information and are due to the positions settled in the quarter, whose contracting occurred over the 12 months prior to its settlement.

| Build-up of Derivatives Instruments Settled in 2Q23 | 3Q22 | 4Q22 | 1Q23 | 2Q23 |
|---|---|---|---|---|
| Cummulative Notional Exposure (US$ Million) | 20 | 75 | 388 | 553 |
| Average Strike Price (BRL/USD)* | 5.56 | 5.53 | 5.36 | 5.27 |

* Weighted average rate

Similarly, the position to be matured, according to Explanatory Note 23.2.1.ii to the Interim Financial Information, is found below.

| Derivatives Instruments by Expiry Date (Million US$) | 3Q23 | 4Q23 | 1Q24 | 2Q24 |
|---|---|---|---|---|
| Notional to be settled in each period | 422 | 113 | 58 | 5 |
| Strike Price (BRL/USD)* | 5.18 | 5.40 | 5.47 | 5.27 |

* Weighted average rate

The Company may contract additional cash flow protection, as provided for in its Financial Risk Management Policy, always backed by future export incomes, as their probability evolves and assuming a defined time horizon of up to 12 months. For cash flow hedge purposes, we emphasize that its objective is to protect operating revenue and reduce volatility, not allowing, under any circumstances, the contracting of derivative financial instruments for speculative purposes.

15 See reconciliation between corporate and managerial results on page 5 of this report.

## 2- Cost, Expenses and Other Operating Results

### Cost of Goods Sold (COGS)

| COGS (Million R$) | 2Q23 | 2Q22 | Chg. % y/y | 1Q23 | Chg. % q/q |
|---|---|---|---|---|---|
| Cost of Goods Sold | (10,719) | (10,956) | (2.2%) | (11,505) | (6.8%) |
| COGS/kg | (9.09) | (9.47) | (4.0%) | (9.78) | (7.1%) |


Depreciation and amortization
6.1%
Other costs
8.0%
Labor
11.6%
2Q23
74.4%
Raw material and supplies

In 2Q23, we observed a significant reduction in unit cost both compared to the same period in 2022, with a reduction of 4.0%, and compared to the previous quarter, with a reduction of 7.1%, mainly explained by:

i) the effects of our efficiency program, BRF+, which advanced on practically all fronts, with the most relevant progress and with the greatest impact on the result, the evolution of agricultural indicators, such as hatching, which evolved 3.6 p.p. y/y and 1.8 p.p. q/q., as well as chicken mortality, which reduced 1.8 p.p. y/y and 0.4 p.p. q/q. We can also highlight the reduction of 2.3% y/y and 1.8% q/q in the feed conversion of chickens and 1.3% y/y and 0.7% q/q in pork. In the industry, we can highlight the in natura yield indicator, which evolved 2.5 p.p. y/y and 1.8 p.p. q/q. Just remembering that the capture values will always be reflected in the result, obeying the inventory cycle of our chain.

ii) reducing the price of oils used as a raw material in margarines, with the most relevant effect on soybean oil dropping 35.1%[16] y/y and 16.1%[17] q/q. There was also a reduction compared to the same period last year, in palm and palm kernel oils.

iii) the reduction in fuel prices compared to 1Q23 (ANP diesel -11.6%[18] q/q and VLSFO bunker of -8.5%[19] q/q), impacting our freight costs in the domestic and international markets.

iv) the positive impact of R$ 350 million from Turkey's hyperinflation.

Eliminating the effect of Turkey's hyperinflation, pro forma cost of goods sold reached R$ 11,070 million (R$ 9.38/kg) in 2Q23.

When analyzing the Embrapa ICP theoretical cost index[20], there is a reduction in the cost of chicken and pork production, mainly explained by the reduction in costs under the heading's "nutrition" and "transport", causing a resumption in the margins of chicken and pork producers[21]. However, the margins for chicken production remain below the historical average.


Evolution of Embrapa Cost Index and Chicken Producers' Margin (Base 100)
100
159
84
Chicken Producers Margin
Embrapa's Chicken Cost Index


Evolution of Embrapa Cost Index and Swine Producers' Margin (Base 100)
100
149
100
Swine Producers' Margin
Embrapa's Swine Cost Index

16Change in the 6-month moving average of the price of soybean oil, 2Q23 vs 2Q22. Source: Bloomberg and Cepea/ESALQ

17Change in the 6-month moving average of the price of soybean oil, 2Q23 vs 1Q23. Source: Bloomberg and Cepea/ESALQ

18Source: ANP – National Agency of Petroleum, Natural Gas and Biofuels (average 2Q23 vs average 1Q23).

19Change in the quarterly average (2Q23 x 1Q23) of the price of the VLSFO bunker in the ports of Rotterdam, Fujairah, Houston, Singapore.

20Variation of the Embrapa production cost index (ICP Chicken and ICP Pork), publicly available on the website www.embrapa.br

21Source: Bloomberg, CEPEA-Esalq, SECEX and IBGE. Price of whole chicken and pork carcass in relation to feed cost adjusted by the chicken and swine cycle.

## Operating Expenses

| Operating Expenses (Million R$) | 2Q23 | 2Q22 | Chg. % y/y | 1Q23 | Chg. % q/q |
|---|---|---|---|---|---|
| Selling Expenses | (1,740) | (1,663) | 4.6% | (1,777) | (2.1%) |
| % of the NOR | (14.3%) | (12.8%) | (1.4) p.p. | (13.5%) | (0.8) p.p. |
| General and Administrative Expenses | (159) | (177) | (10.1%) | (160) | (0.2%) |
| % of the NOR | (1.3%) | (1.4%) | 0.1 p.p. | (1.2%) | (0.1) p.p. |
| Operating Expenses | (1,899) | (1,840) | 3.2% | (1,937) | (2.0%) |
| % of the NOR | (15.6%) | (14.2%) | (1.3) p.p. | (14.7%) | (0.9) p.p. |

The percentage of operating expenses over net revenue indicator varied negatively by 0.9 p.p compared to 1Q23 influenced by the impacts on revenue of debt designated as hedge accounting and hyperinflation in Turkey. Excluding the mentioned impacts, the indicator remained stable between the periods.


Depreciation and amortization
5.6%
Administrative expenses
8.4%
Marketing
8.9%
Other sales expenses
10.3%
2Q23
45.0%
Indirect and direct logistic expenses
21.7%
Salaries and employees benefits

Compared to the same period in 2022, we observed a negative variation of 1.3 p.p. in operating expenses on revenue, mainly explained by the significant increase in logistics expenses due to the readjustment of freight and fuel tariffs that occurred from the 2nd half of 2022 and were renegotiated during the current quarter. In the managerial view, the variation was negative by 0.9 p.p. in the observed period.

For more details on this item, see note 28 to the Interim Financial Information.

## Other Operating Results

| Other Operating Results (Million R$) | 2Q23 | 2Q22 | Chg. % y/y | 1Q23 | Chg. % q/q |
|---|---|---|---|---|---|
| Other Operating Results | 53 | (3) | n.m | 84 | (37.3%) |
| % of the NOR | 0.4% | (0.0%) | 0.5 p.p. | 0.6% | (0.2) p.p. |

This performance is mainly explained by the recovery of expenses and the disposal of non-core assets. For more details on this item, see note 26 to the Interim Financial Information for the period ended June 30, 2023.

## 3- Net Financial Result

| Financial Results (Million R$) | 2Q23 | 2Q22 | Chg. % y/y | 1Q23 | Chg. % q/q |
|---|---|---|---|---|---|
| Financial Income | 216 | 183 | 17.8% | 198 | 9.1% |
| Interest on cash and cash equivalents | 119 | 85 | 40.6% | 110 | 8.4% |
| Interest on recoverable taxes | 77 | 82 | (6.0%) | 66 | 17.0% |
| Interest on other assets | 20 | 17 | 18.2% | 23 | (10.5%) |
| Financial Expenses | (1,131) | (895) | 26.4% | (1,039) | 8.9% |
| Interests on loans and borrowings | (576) | (430) | 33.8% | (537) | 7.3% |
| Interest on contingencies, leasing and actuarial liabilities | (149) | (121) | 22.9% | (99) | 50.1% |
| Adjustment to present value | (264) | (239) | 10.6% | (263) | 0.2% |
| Other financial expenses | (142) | (104) | 36.5% | (140) | 1.8% |
| Exchange variation and derivative results, net | (184) | 101 | (282.0%) | (19) | 871.5% |
| Exchange rate variation on monetary assets and liabilities | 140 | (656) | (121.4%) | 143 | (1.9%) |
| Exchange variation on derivatives | (253) | 661 | (138.3%) | (109) | 132.3% |
| Interest and fair value of derivatives | (126) | (178) | (29.3%) | (137) | (8.5%) |
| Net monetary gains or losses | 54 | 275 | (80.4%) | 84 | (36.0%) |
| Net Financial Results | (1,099) | (610) | 80.2% | (860) | 27.8% |
| Exchange variation on monetary assets and liabilities and derivatives | (112) | 4 | (2708.3%) | 34 | (426.4%) |

The main components of the net financial result were grouped into the following categories:

### Financial revenue:

Financial gain of R$ 33 million in 2Q23 compared to 2Q22 due to better remuneration on the liquidity position due to the higher interest rate (CDI) observed in the period and better cash profitability.

### Financial expenses:

They arise from the effect of the following accounts described below:

- **Interest on loans and financing:** Increase in interest expenses in 2Q23 by R$ 145 million, mainly due to the higher CDI in the period (DI accrued 3.25% in 2Q23 vs. 2.95% in 2Q22) and the higher balance of debt exposed to CID that includes new bilateral debt funding and the result of the swaps strategy.

- **Interest on contingencies and leases:** Higher expenses in 2Q23 by R$ 28 million mainly due to higher interest on civil and tax contingencies.

- **Adjusted Present Value (APV):** Increase reflects higher interest rates in the comparison between periods. The APV refers to the financial charge associated with the payment terms of customer and supplier accounts, with a corresponding entry in gross profit.

- **Other financial expenses:** It includes bank fees, expenses with assignment and credit insurance, taxes on financial revenue, provision for tax credit discount, among other effects. Higher financial expenses in 2Q23 mainly due to Selic's correction of the Leniency Agreement by -R$ 38MM.

### Monetary and exchange variations and result of derivatives:

The Company has financial assets and liabilities denominated in foreign currencies, whose exchange variations affect the financial result. The Company contracts derivative financial instruments to hedge this net foreign exchange balance sheet exposure, according to note 23.2.1 to the Interim Financial Information. In 2Q23, the impact of exchange rate variations on monetary assets and liabilities, including the exchange rate variation of derivatives to protect the foreign exchange balance sheet exposure, totaled R$ 112 million, mainly due to the fluctuations of emerging currencies to which the company has moderate exposure, such as the Turkish Lira and the Angolan Kwanza, which presented important variations in this quarter. The amount of interest and fair value of derivatives totaled R$ 126 million. Finally, monetary gains of +R$ 54 million were recognized for the impact related to hyperinflation of operations in Turkey.

## 4- Net Income (Loss)

| Net Income (Loss) (Million R$) | 2Q23 | 2Q22 | Chg. % y/y | 1Q23 | Chg. % q/q |
|---|---|---|---|---|---|
| Consolidated Net / (Loss) Income - Continued Op. | (1,337) | (451) | 196.4% | (1,024) | 30.6% |
| Net Margin (%) - Continued Op. | (11.0%) | (3.5%) | (7.5) p.p. | (7.8%) | (3.2) p.p. |
| Consolidated Net / (Loss) Income - Total Consolidated | (1,337) | (468) | 186.0% | (1,024) | 30.6% |
| Net Margin (%) - Total Consolidated | (11.0%) | (3.6%) | (7.3) p.p. | (7.8%) | (3.2) p.p. |

The Company recorded a loss of R$ 1,337 million in 2Q23, mainly explained by i) operating result greatly affected by the price of proteins, especially chicken, which remains fragile in several locations, compromising the profitability of the in natura portfolio globally, ii) the impact of debt designated as hedge accounting, and iii) net financial expenses of R$ 1,099 million.

In this quarter, the net managerial result, in which we excluded the effects of debt designated as hedge accounting and Turkey's hyperinflation, was a loss of R$ 1,000 million.

## 5- Adjusted EBITDA

| EBITDA (Million R$) | 2Q23 | 2Q22 | Chg. % y/y | 1Q23 | Chg. % q/q |
|---|---|---|---|---|---|
| Consolidated Net Income - Continued Op. | (1,337) | (451) | 196.4% | (1,024) | 30.6% |
| Income Tax and Social Contribution | (123) | (19) | 566.4% | (16) | 680.4% |
| Net Financial | 1,099 | 610 | 80.2% | 860 | 27.8% |
| Depreciation and Amortization | 781 | 757 | 3.1% | 784 | (0.4%) |
| EBITDA | 419 | 897 | (53.3%) | 604 | (30.6%) |
| EBITDA Margin (%) | 3.4% | 6.9% | (3.5) p.p. | 4.6% | (1.2) p.p. |
| Impacts of Carne Fraca/Trapaça operations | 0.7 | 0.2 | n.m. | 2 | (68.2%) |
| Corporate Restructuring | - | 12 | n.m | - | n.m |
| Expenses with mergers and acquisitions | - | 0.3 | - | - | n.m |
| Hedge Accounting - Debts | 549 | 445 | - | - | n.m |
| Effects of Hyperinflation | 37 | 142 | (73.9%) | 0.3 | 11178.3% |
| Income from Associates and Joint Ventures | 0.9 | (0.1) | (1181.3%) | 0.02 | 4988.2% |
| Adjusted EBITDA | 1,006 | 1,496 | (32.7%) | 607 | 65.8% |
| Adjusted EBITDA Margin (%) | 8.2% | 11.6% | (3.3) p.p. | 4.6% | 3.6 p.p. |

## 6- Cash Flow

| Free Cash Flow (Million R$) | 2Q23 | 2Q22 | LTM |
|---|---|---|---|
| Adjusted EBITDA | 1,006 | 1,496 | 4,077 |
| **Working Capital** | **31** | **(437)** | **368** |
| Δ Accounts Receivable | 60 | (452) | 47 |
| Δ Inventories | 990 | (93) | 1,310 |
| Δ Suppliers | (1,018) | 107 | (989) |
| **Other variations** | **128** | **(98)** | **294** |
| Cash Flow from Operating Activities | 1,166 | 961 | 4,739 |
| CAPEX with IFRS16 | (839) | (989) | (3,509) |
| **Cash Flow from Operations with Capex** | **327** | **(28)** | **1,229** |
| M&A and Sale of Assets | 131 | 5 | 60 |
| Cash Flow from Investments | (707) | (983) | (3,449) |
| Cash - Financial Results | (504) | (470) | (1,401) |
| Interest Income | 131 | 87 | 501 |
| Interest Expenses | (512) | (365) | (2,098) |
| Cash Flow from Financing Activities - ex Currency Effects | (885) | (747) | (2,998) |
| Free Cash Flow ex-Currency Effects | (427) | (770) | (1,708) |
| Derivatives (cash) | (164) | 409 | (70) |
| Variation on Cash and Cash Equivalents | (104) | 349 | (212) |
| Cash Flow from Financing Activities | (1,153) | 11 | (3,280) |
| Free Cash Flow | (695) | (12) | (1,991) |
| New Debt Amortizantions | (346) | (1,060) | 1,543 |
| Cash Variations | (1,041) | (1,072) | (448) |

* The free cash flow statement above does not follow the same methodology as the accounting cash flow statement presented in the Interim Financial Information, see reconciliation on page 27 of this report.

### Free Cash Flow

The expansion of operating cash flow, combined with lower Capex expenditures, led to the evolution of free cash flow ex-exchange effects, which ended the quarter higher by R$ 343 million compared to the same period last year and higher by R$ 484 million compared to 1Q23. Below, we present the breakdown of the components of free cash flow:


1,006
159
-707
-885
-427
-268
-695
Adjusted EBITDA 2Q23
Working Capital
Cash Flow from Investing Activities
Cash Flow from Financing Activities ex-FX effects
Free Cash Flow ex-FX effects
Derivatives and Cash FX Variation
Free Cash Flow 2Q23

## Operating Cash Flow and Cash Conversion Cycle

In 2Q23, operating cash flow reached +R$ 1,166 million, an increase of R$ 205 million compared to 2Q22 and R$ 293 million compared to 1Q23, reflecting the continuous reduction in the cash conversion cycle.

The Company's cash conversion cycle ended 2Q23 among the lowest historical levels, with 5.6 days, a decrease of 9.5 days compared to the same period of the previous year and a decrease of 2.0 days compared to 1Q23. The variation against 2Q22 was mainly due to the reduction in the average inventory term.

## Investment Cash Flow

Investment cash flow totaled R$ 707 million in 2Q23, R$ 276 million lower than in 2Q22 due to lower Capex expenditures and the receipt for the sale of the farms, which are part of the Company's demobilization plan.

Capex in the quarter totaled R$ 839 million, an increase of 1.5% compared to the previous quarter. There was a balance in the fixed asset investment portfolio, with an increase in the participation of efficiency and support projects in total investments, when compared to 1Q23.

R$ 305 million was allocated for growth, efficiency and support; R$ 344 million for biological assets and R$ 189 million for leasing and others, as shown in the table below:

| CAPEX (Million R$) | 2Q23 | 2Q22 | Chg. % y/y | 1Q23 | Chg. % q/q |
|---|---|---|---|---|---|
| Growth | (36) | (156) | (76.8%) | (73) | (50.4%) |
| Efficieny | (78) | (100) | (21.7%) | (41) | 90.9% |
| Support | (191) | (210) | (9.1%) | (151) | 26.4% |
| Biological Assets | (344) | (319) | 7.9% | (358) | (3.8%) |
| Commercial Lease and Others | (189) | (204) | (7.3%) | (204) | (7.3%) |
| Total | (839) | (989) | (15.2%) | (827) | 1.4% |
| Total M&A and sales of assets | 131 | 5 | 2304.4% | 3 | 3930.5% |
| Total - CAPEX + M&A and sales of assets | (707) | (984) | (28.1%) | (824) | (14.1%) |

Among the main projects of 2Q23, the following stand out:

## Growth:

- Projects to enable qualification in new markets;
- Expenses for completion of the expansion of production capacity in the foreign market at the Bandirma – Turkey unit; increase in the capacity of hydrolyzed proteins at the Concórdia – SC unit; and processed lines in Concórdia - SC and Videira – SC;

- Investments to increase feed production in Gaurama – RS and Uberlândia – MG, to serve, respectively, the pork and poultry chains.

### Efficiency:

- Investments to increase yield and productivity in the units of Capinzal – SC, Concórdia – SC, Chapecó – SC, Lucas do Rio Verde – MT, Rio Verde – GO, Campos Novos – SC and Uberlândia – MG;
- Projects to improve feed conversion and agricultural efficiency in feed factories with emphasis on the units of: Carambeí – PR, Catanduvas – SC, Chapecó – SC, Concórdia – SC, Dourados – MS, Nova Mutum – MT and Uberlândia – MG;
- Projects to increase efficiency in the consumption of utilities in Industries;
- Increase in the volume of ham production in the units of Toledo – PR and Uberlândia – MG;
- Advancement in the digital journey with management tools linked to operational efficiency in Controllership, Logistics and Production Planning processes.

### Support:

- Renewal of licenses necessary to maintain the Company's activities related to Information Technology;
- Replacement of industrial park assets;
- Projects to adapt the units to standards and legislation, renew operating licenses and mitigate operational risks;
- Projects to improve the working conditions of employees in production processes;
- Projects of the digital journey in the implementation of management programs and operational support, with emphasis on industrial maintenance processes and video audits.
- Maintenance of forestry and poultry transport operations.

### Financial Cash Flow

Expenses with net interest and cash-effect financial expenses increased by R$ 138 million compared to 2Q22, mainly due to the higher expenditure on net interest of R$ 104 million due to the environment of higher interest rates and an increase in net debt in the comparison between periods. By incorporating the exchange effects of balance sheet protection derivatives and Exchange Variation of Cash and Cash equivalents, financial cash flow totaled a cash consumption of R$ 1.15 billion in 2Q23 influenced by the exchange rate appreciation of 5.1% in the quarter.

## 7- Indebtedness

| Debt (Million R$) | In 06.30.2023 | | | In 03.31.2023 | |
|---|---|---|---|---|---|
| | Current | Non-current | Total | Total | Δ % |
| Local Currency | (1,885) | (7,856) | (9,741) | (9,386) | 3.8% |
| Foreign Currency | (3,400) | (10,476) | (13,876) | (15,299) | (9.3%) |
| Gross Debt | (5,286) | (18,332) | (23,617) | (24,685) | (4.3%) |
| Cash Investments* | | | | | |
| Local Currency | 4,398 | 111 | 4,509 | 5,724 | (21.2%) |
| Foreign Currency | 3,523 | 317 | 3,840 | 3,667 | 4.7% |
| Total Cash Investments | 7,921 | 428 | 8,349 | 9,390 | (11.1%) |
| Net Debt | 2,635 | (17,904) | (15,268) | (15,295) | (0.2%) |

* The cash considered consists of: Cash and Cash Equivalents, Financial Investments and Restricted Cash.


-27
(-0,2%)
15,295
-1.166
707
885
-453
15,268
Net Debt 1Q23
Operating Cash Flow
Investment Cash Flow
Financial Cash and Net Interest
Debt and Cash FX. Var., Debt Interest and Derivatives
Net Debt 2Q23

Funding for the quarter totaled R$ 1.2 billion, concentrated in bilateral lines, and settlements totaled R$ 1.5 billion, mainly due to the amortization of the senior unsecured note (bond 2023). The average debt term ended 2Q23 at 7.2 years, down 0.1 year compared to 1Q23.

Net debt totaled R$ 15,268 million in 2Q23, a decrease of R$ 27 million when compared to 1Q23. The Company's net leverage, measured by the ratio of net debt to Adjusted EBITDA for the last twelve months, reached 3.75 x in 2Q23 vs. 3.35 x in 1Q23 (USD equivalent leverage reached 4.00 in 2Q23 vs. 3.39 in 1Q23). In the pro forma view, considering the effects of the follow-on, the Company reaches a net leverage of 2.42 x in 2Q23.

In the normal course of business, the Company may consider, from time to time, the repurchase of any of its senior unsecured notes (bonds), debentures or Agribusiness Receivables Certificates (CRA), subject to market conditions, as an alternative to reduce the cost of capital and better equalize the exchange rate indexation of the debt profile. Such repurchases may even occur through transactions in the open market. In compliance with applicable laws, such transactions may be carried out at any time and the Company is under no obligation to acquire any specific amount of the securities mentioned above.

The Company reiterates that it does not have restrictive clauses (covenants) for financial leverage and reaffirms that it will continue to act in a disciplined manner in the management of its capital, liquidity, and leverage structure.

## Rating

| Agency | Domestic | Global | Outlook |
|---|---|---|---|
| Standard & Poor´s | AA+(bra) | BB- | Positive |
| Fitch Ratings | AA+(bra) | BB | Stable |
| Moody's Investors Service | - | Ba3 | Stable |

## ESG Highlights

We consolidated relevant advances with ESG at the center of BRF's business strategy, with the following highlights:



### Net Zero

In line with our Net Zero strategy, and to expand the marketing of plant-based products, Sadia's portfolio now has three zero-carbon items: cauliflower wings; vegetable nuggets and vegetable protein nuggets.

### Animal Welfare

Reinforcing our pioneering spirit in animal welfare, from 2023 we are committed to adopting the cage-free model for sow in all new projects. The measure promotes a higher and more natural level of female interaction.

### MSCI ESG

We advanced from BB category to BBB in the MSCI ESG Rating, an instrument that measures the resilience of companies to ESG risks with relevant long-term impacts. In addition, we are in the Top 5 in the food sector of the Merco ESG Responsibility Ranking and 1st in the protein segment, which reinforces our commitment to the sustainability agenda and transparency of our actions.

### 2022 Integrated Report

For the first time, we carried out the dual materiality process that guided the publication of our 2022 Integrated Report, ensured by a third party and in line with the guidelines of the Global Reporting Initiative (GRI) and the IFRS Foundation, as well as the Sustainability Accounting Standards Board (SASB) and Task Force on Climate-Related Financial Disclosures (TCFD).

### BRF Institute

The BRF Institute continues to support initiatives that foster entrepreneurship and socioeconomic inclusion, promoting education to reduce food waste.

# Annexes

## Consolidated Income Statement

| Statements of Income (Loss) (Million R$) | 2Q23 | 2Q22 | Chg. % y/y | 1Q23 | Chg. % q/q |
|---|---|---|---|---|---|
| Net Operating Revenues | 12,205 | 12,939 | (5.7%) | 13,178 | (7.4%) |
| Cost of Sales | (10,719) | (10,956) | (2.2%) | (11,505) | (6.8%) |
| % of the NOR | (87.8%) | (84.7%) | (3.2) p.p. | (87.3%) | (0.5) p.p. |
| Gross Profit | 1,486 | 1,983 | (25.1%) | 1,673 | (11.2%) |
| % of the NOR | 12.2% | 15.3% | (3.2) p.p. | 12.7% | (0.5) p.p. |
| Operating Expenses | (1,899) | (1,840) | 3.2% | (1,937) | (2.0%) |
| % of the NOR | (15.6%) | (14.2%) | (1.3) p.p. | (14.7%) | (0.9) p.p. |
| Selling Expenses | (1,740) | (1,663) | 4.6% | (1,777) | (2.1%) |
| % of the NOR | (14.3%) | (12.8%) | (1.4) p.p. | (13.5%) | (0.8) p.p. |
| Fixed | (1,042) | (1,059) | (1.6%) | (1,029) | 1.3% |
| Variable | (697) | (603) | 15.6% | (749) | (6.8%) |
| General and Administrative Expenses | (159) | (177) | (10.1%) | (160) | (0.2%) |
| % of the NOR | (1.3%) | (1.4%) | 0.1 p.p. | (1.2%) | (0.1) p.p. |
| Honorary of our Administrators | (12) | (15) | (21.1%) | (13) | (11.6%) |
| % of the NOR | (0.1%) | (0.1%) | 0.0 p.p. | (0.1%) | 0.0 p.p. |
| General and Administrative | (148) | (162) | (9.1%) | (146) | 0.8% |
| % of the NOR | (1.2%) | (1.3%) | (0.1) p.p. | (1.1%) | (0.1) p.p. |
| Operating Income | (413) | 143 | (389.3%) | (264) | 56.7% |
| % of the NOR | (3.4%) | 1.1% | (4.5) p.p. | (2.0%) | (1.4) p.p. |
| Other Operating Results | 53 | (3) | n.m | 84 | (37.3%) |
| Income from Associates and Joint Ventures | (1) | 0 | n.m | (0) | n.m. |
| EBIT | (361) | 140 | (357.3%) | (179) | 101.4% |
| % of the NOR | (3.0%) | 1.1% | (4.0) p.p. | (1.4%) | (1.6) p.p. |
| Net Financial Expenses | (1,099) | (610) | 80.2% | (860) | 27.8% |
| Income before Taxes | (1,461) | (470) | 211.0% | (1,039) | 40.5% |
| % of the NOR | (12.0%) | (3.6%) | (8.3) p.p. | (7.9%) | (4.1) p.p. |
| Income Tax and Social Contribution | 123 | 19 | 566.4% | 16 | 680.4% |
| % of Income before Taxes | (8.4%) | (3.9%) | (4.5) p.p. | (1.5%) | (6.9) p.p. |
| Consolidated Net Income (Loss) - Continued Op. | (1,337) | (451) | 196.4% | (1,024) | 30.6% |
| % of the NOR | (11.0%) | (3.5%) | (7.5) p.p. | (7.8%) | (3.2) p.p. |
| Consolidated Net Income (Loss) - Total Consolidated | (1,337) | (468) | 186.0% | (1,024) | 30.6% |
| % of the NOR | (11.0%) | (3.6%) | (7.3) p.p. | (7.8%) | (3.2) p.p. |
| EBITDA | 419 | 897 | (53.3%) | 604 | (30.6%) |
| % of the NOR | 3.4% | 6.9% | (3.5) p.p. | 4.6% | (1.2) p.p. |
| Adjusted EBITDA | 1,006 | 1,496 | (32.7%) | 607 | 65.8% |
| % of the NOR | 8.2% | 11.6% | (3.3) p.p. | 4.6% | 3.6 p.p. |

## Consolidated Balance Sheet

| Statements of Financial Position - Assets (Million R$) | 06.30.23 | 12.31.22 |
|---|---|---|
| Current Assets | | |
| Cash and cash equivalents | 7,494 | 8,131 |
| Marketable securities | 427 | 418 |
| Trade receivables | 3,418 | 4,188 |
| Notes receivable | 92 | 27 |
| Inventories | 7,375 | 8,661 |
| Biological assets | 2,981 | 3,152 |
| Recoverable taxes | 1,475 | 1,403 |
| Derivative financial instruments | 263 | 121 |
| Prepaid expenses | 206 | 110 |
| Advances | 143 | 187 |
| Assets held for sale | 14 | 22 |
| Other current assets | 65 | 85 |
| Total Current Assets | 23,953 | 26,504 |
| Non-Current Assets | | |
| **Long-term assets** | **9,935** | **10,524** |
| Marketable securities | 332 | 406 |
| Trade and other receivables | 6 | 5 |
| Notes receivable | 3 | 11 |
| Recoverable taxes | 4,837 | 5,172 |
| Deferred income taxes | 2,126 | 2,566 |
| Judicial deposits | 412 | 451 |
| Biological assets | 1,646 | 1,649 |
| Derivative financial instruments | 344 | 10 |
| Restricted cash | 95 | 90 |
| Other non-current assets | 132 | 163 |
| **Investments** | **100** | **101** |
| **Property, Plant and Equipment** | **14,158** | **14,291** |
| **Intangible** | **6,134** | **6,435** |
| Total Non-Current Assets | 30,327 | 31,350 |
| Total Assets | 54,279 | 57,854 |

## Consolidated Balance Sheet

| Balance Sheet - R$ Million | 06.30.23 | 12.31.22 |
|---|---|---|
| Current Liabilities | | |
| Loans and borrowings | 5,185 | 3,880 |
| Trade accounts payable | 12,545 | 14,129 |
| Lease liability | 761 | 677 |
| Payroll, related charges and employee profit sharing | 863 | 721 |
| Taxes payable | 442 | 523 |
| Derivative financial instruments | 364 | 82 |
| Provision for tax, civil and labor risks | 726 | 867 |
| Employee benefits | 62 | 64 |
| Customer advances | 196 | 76 |
| Other current liabilities | 544 | 1,279 |
| Total Current Liabilities | 21,689 | 22,298 |
| Non-Current Liabilities | | |
| Loans and borrowings | 18,649 | 19,637 |
| Trade accounts payable | 6 | 7 |
| Lease liability | 2,402 | 2,368 |
| Taxes payable | 96 | 98 |
| Provision for tax, civil and labor risks | 524 | 548 |
| Deferred income taxes | 80 | 111 |
| Employee benefits | 429 | 457 |
| Derivative financial instruments | 27 | 175 |
| Other non-current liabilities | 771 | 332 |
| Other non-current liabilities | 22,984 | 23,734 |
| Total Liabilities | 44,673 | 46,032 |
| Equity | | |
| Capital | 12,836 | 12,836 |
| Capital reserves | 2,338 | 2,338 |
| Other equity transactions | (74) | (78) |
| Accumulated losses | (4,756) | (2,363) |
| Treasury shares | (106) | (110) |
| Other comprehensive loss | (1,086) | (1,354) |
| Attributable to controlling shareholders | 9,153 | 11,270 |
| Non-controlling interests | 454 | 553 |
| Total Equity | 9,606 | 11,823 |
| Total Liabilities and Equity | 54,279 | 57,854 |

## Statement of Consolidated Cash Flow

| Statements of Cash Flows (R$ Milions) | 2Q23 | 2Q22 |
|---|---|---|
| Income (loss) from continuing operations | (1,337) | (451) |
| Adjustments to reconcile net income to cash generated | 1,805 | 1,266 |
| Changes in balance sheet balances | (314) | (399) |
| Trade accounts receivable | 72 | (270) |
| Inventories | 892 | 173 |
| Biological assets - current | 25 | (112) |
| Trade accounts payable | (1,303) | (190) |
| Cash generated by operating activities | 154 | 416 |
| Redemption (Investments) in securities measured at FVTPL | 8 | (17) |
| Interest received | 94 | 92 |
| Payment of tax, civil and labor provisions | (149) | (39) |
| Derivative financial instruments | (306) | 294 |
| Other operating assets and liabilities | 942 | 141 |
| Net cash provided by operating activities | 743 | 887 |
| Redemption (investments) of securities measured at amortized cost | (48) | (6) |
| Restricted box redemption | 0 | (2) |
| Additions to property, plant and equipment | (225) | (410) |
| Additions to biological assets - non-current | (363) | (332) |
| Proceeds from disposals of property, plant, equipments and investment | 131 | 5 |
| Additions to intangible assets | (68) | (79) |
| Capital increase in affiliates | (0) | (7) |
| Net cash used in investing activities | (573) | (831) |
| Proceeds from debt issuance | 1,185 | 327 |
| Repayment of debt | (1,532) | (1,387) |
| Payment of interest | (244) | (336) |
| Payment of interest derivatives - fair value hedge | (268) | (29) |
| Capital increase through issuance of shares | 0 | (5) |
| Payment of lease liabilities | (182) | (161) |
| Net cash provided by (used in) financing activities | (1,041) | (1,591) |
| Effect of exchange rate variation on cash and cash equivalents | (101) | 340 |
| Net increase (decrease) in cash and cash equivalents | (972) | (1,195) |

The table below shows the reconciliation between the accounting cash flow view and the management free cash flow (page 19 of this report).

| Reconciliation of Consolidated Cash Flow vs. Managerial Cash Flow | Variation of accounting cash | APV e Derivatives | Commercial leasing | Interest Income, Cash Exchange Variation and Others | Withdrawals and Applications | Managerial cash variation[1] | (-) Funding and Amortization | Free Cash Flow |
|---|---|---|---|---|---|---|---|---|
| Cash Flow from Operanting Activities | 743 | 570 | - | (139) | (8) | 1,166 | - | 1,166 |
| Cash Flow from Investments | (573) | - | (182) | - | 48 | (707) | - | (707) |
| Cash Flow from Financing Activities | (1,041) | (570) | 182 | (72) | - | (1,500) | 346 | (1,153) |
| Exchange variation on cash and cash equivalents | (101) | - | - | 101 | - | - | - | - |
| Total | (972) | - | - | (109) | 40 | (1,041) | 346 | (695) |

[1] Accounting and Managerial cash changes have different methodologies in relation to determining the group of accounts that make up cash: the accounting cash change considers the change in the Cash and cash equivalents account, while the Managerial cash change considers the change accounting accounts for Cash and cash equivalents, Financial investments and Restricted cash.